N E W S R E L E A S E

January 27, 2014

Nevsun Appoints New Executive

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) (“Nevsun”) is very pleased to announce it has hired Tom Whelan as its Chief Financial Officer.

CEO Cliff Davis commented: “We are particularly happy that we have attracted such a high calibre individual. Tom provides additional depth to our management team and provides capacity for future growth."

Tom Whelan comes from the international accounting firm Ernst & Young LLP where he was the EY Global Mining & Metals Assurance sector leader, the leader of the EY assurance practice in Vancouver and previously the EY Canadian Mining & Metals Sector Leader. Tom has a long tradition of working with some of Canada’s largest mining companies as well as in-bound global mining companies with operations in Canada. He is a very experienced executive with extensive public company experience and several years in the mining industry. Tom will be commencing employment in mid-February.

We welcome Tom to the Nevsun team.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company. Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com